

Mail Stop 3720

November 20, 2015

Mark Nielsen
Executive Vice President, General Counsel and Secretary
Frontier Communications Corporation
401 Merritt 7
Norwalk, Connecticut 06851

      **Re: Frontier Communications Corporation
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 25, 2015
              File No. 1-11001**

Dear Mr. Nielsen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terry French for

                        Larry Spirgel
                        Assistant Director
                        AD Office 11 – Telecommunications

cc: Jeffrey Conner